                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JULY 2004

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SUMMARY OF CHANGES TO ARTICLE 5 OF TELECOM ITALIA’S BYLAWS

According to the resolution adopted at the Shareholders' Meeting on May 26, 2003, Telecom Italia's bylaws have been amended  in order to account for the new amounts of the issued and existing and the authorised share capital, as modified pursuant to the events hereinbelow described, up to June 30, 2004.

Specifically article 5 of Telecom Italia’s bylaws has been changed to give effect to :

•

on the one hand the issuance of new ordinary shares as a result (i) of the exercise of certain "Piano di Stock Option  1999" stock options, (ii) of the conversion of certain "Telecom Italia 1.5% 2001-2004 convertibile con premio al rimborso" convertible bonds and (iii) of the exercise of certain “Warrant Azioni Ordinarie Telecom Italia ex Olivetti 1999-2004” warrants,

•

on the other hand, the expiration (i) of all the remaining “Warrant Azioni Ordinarie Telecom Italia ex Olivetti 1999-2004” warrants, according to their rules, and (ii) of certain "Piano di Stock Option  1999","Piano di Stock Option  2001" and "Piano di Stock Option  2002"  stock options. Therefore no shares servicing such warrants and stock options are issuable any longer.

We reproduce the full text of the previous version of  Telecom Italia’s bylaws and the full text of the amended version..

PREVIOUS VERSION

SHARE CAPITAL – SHARES - BONDS

Article 5

The subscribed and fully paid-up share capital shall be equal to Euro 8,857,247,392.40, divided into 10,308,165,099 ordinary shares with a par value of Euro 0.55 each and 5,795,921,069 savings shares with a par value of Euro 0.55 each.

In resolutions to increase the share capital by issuing shares for cash, the right of pre-emption may be excluded for up to a maximum of ten per cent of the previously existing capital, provided the issue price corresponds to the market value of the shares and this is confirmed in a report prepared by the firm appointed to audit the accounts.

The Extraordinary Shareholders’ Meeting of October 4, 2000 approved the increase, in one or more steps, of the share capital by up to a maximum amount now remaining, partly as a consequence of the resolution adopted by the Extraordinary Shareholders’ Meeting of May 26, 2003, of Euro 39,898,601.60, which is reserved exclusively for the exercise of the Warrant Tecnost 1999-2004 (now Warrant Azioni Ordinarie Telecom Italia ex Olivetti 1999-2004) warrants, by means of the issue of up to a maximum of 72,542,912 ordinary shares with a par value of Euro 0.55 each.

The Shareholders’ Meeting of May 26, 2003, reiterating, updating and, where necessary, renewing earlier resolutions of the Shareholders’ Meeting and the Board of Directors resolved to increase the share capital by the following divisible amounts:

1

up to a maximum of Euro 344,941.30 (at May 6, 2004  Euro 207,482.55), by means of the issue of up to a maximum of 627,166 (at May 6, 2004  377,241) ordinary shares with a par value of Euro 0.55 each for the exercise of the “Piano triennale Stock Option 2002-2004” stock options, increase to be implemented by December 15, 2004;

2

up to a maximum of Euro 7,521,270.90 (at May 6, 2004  Euro 1,514,612.00) by means of the issue of up to a maximum of 13,675,038 (at May 6, 2004  2,753,840) ordinary shares with a par value of Euro 0.55 each for the exercise of the “Piano triennale Stock Option febbraio 2002-dicembre 2004” stock options, the increase to be implemented by December 31, 2004;

3

up to a maximum of Euro 624,936,779.50 (at May 6, 2004  Euro 619,650,312.60), by means of the issue of up to a maximum of 1,136,248,690 (at May 6, 2004  1,126,636,932) ordinary shares with a par value of Euro 0.55 each to be reserved irrevocably and exclusively for the conversion of the “Olivetti 1.5% 2001-2010 convertibile con premio al rimborso” (now Prestito “Telecom Italia 1.5% 2001-2010 convertibile con premio al rimborso”) convertible bonds, on the basis of 0.471553 ordinary shares for each bond presented for conversion.

The Shareholders’ Meeting of May 26, 2003 also resolved to increase the share capital by up to a maximum of Euro 183,386,986.75 (at May 6, 2004  Euro 149,464,221.50), by means of the issue of up to a maximum of 333,430,885 (at May 6, 2004  271,753,130) ordinary shares with a par value of Euro 0.55 each, divided into the following divisible tranches:

1

a tranche of up to a maximum of Euro 15,379,830.95 (at May 6, 2004  Euro 6,234,122.40) for the exercise of the “Piano di Stock Option 1999” stock options, increase to be implemented by January 31, 2005 by means of the issue of up to a maximum of 27,963,329 (at May 6, 2004  11,334,768) shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 6.79 per option held (i.e. at a price of Euro 2.057033 for each newly-issued share);

2

a tranche of up to a maximum of Euro 37,398,868.65 (at May 6, 2004  Euro 19,425,568.80) for the exercise of the “Piano di Stock Option 2000” stock options, increase to be implemented by July 30, 2008 by means of the issue of up to a maximum of 67,997,943 (at May 6, 2004  35,319,216) shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 13.815 per option held (i.e. at a price of Euro 4.185259 for each newly-issued share);

3

a tranche of up to a maximum of Euro 58,916,834.35 (at May 6, 2004 Euro 58,439,923.85) for the exercise of the “Piano di Stock Option 2001” stock options, increase to be implemented by April 30, 2008 by means of the issue of up to a maximum of 107,121,517 (at May 6, 2004  106,254,407) shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 10.488 per option held (i.e. at a price of Euro 3.177343 for each newly-issued share);

4

a tranche of up to a maximum of Euro 21,422,652.90 (at May 6, 2004 Euro 20,424,129.00) for the exercise of the “Piano di Stock Option Top 2002” stock options, increase to be implemented by February 28, 2010 by means of the issue of up to a maximum of 38,950,278 (at May 6, 2004 37,134,780) shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 9.203 per option held (i.e. at a price of Euro 2.788052 for each newly-issued share);

5

a tranche of up to a maximum of Euro 50,268,799.90 (at May 6, 2004  Euro 44,940,477.45) for the exercise of the “Piano di Stock Option 2002” stock options, increase to be implemented by March 31, 2008 for the first lot, by March 31, 2009 for the second lot and by March 31, 2010 for the third lot by means of the issue of up to a maximum of 91,397,818 (at May 6, 2004  81,709,959) shares with a par value of Euro 0.55 each, to be subscribed for at a total price for the different options of respectively Euro 9.665, Euro 7.952 and Euro 7.721 per option held (i.e. at a price for the different options of respectively Euro 2.928015 Euro 2.409061 and Euro 2.339080 for each newly-issued share).

For five years starting from May 6, 2004 the Directors may increase the share capital in one or more tranches by up to a maximum total amount of Euro 880,000,000 by means of cash issues of up to a maximum of 1,600,000,000 ordinary shares, all or part of which:

(i)

to be offered with the right of pre-emption to shareholders and holders of convertible bonds; or

(ii)

to be offered for subscription to employees of Telecom Italia S.p.A. or its subsidiaries, with the exclusion of the right of pre-emption, provided such increase in capital does not exceed 1% of the capital attested at the date of the offering, pursuant to the combined effects of Article 2441, last paragraph, of the Civil Code and Articles 134(2) of Legislative Decree 58/1998.

Resolutions to increase the share capital adopted by the Board of Directors in exercising the powers attributed above shall set the subscription price (including any premium) and a time limit for the subscription of the shares; they may also provide, in the event that the increase approved is not fully subscribed within the time limit established for each issue, for the capital to be increased by an amount equal to the subscriptions received up to such time.

The Board of Directors may issue, in one or more tranches and for up to a maximum of five years from May 6, 2004, convertible bonds up to a maximum amount of Euro 880,000,000.

.

AMENDED VERSION

SHARE CAPITAL – SHARES - BONDS

Article 5

The subscribed and fully paid-up share capital shall be equal to Euro 8,857,323,681.80, divided into 10,308,303,807 ordinary shares with a par value of Euro 0.55 each and 5,795,921,069 savings shares with a par value of Euro 0.55 each.

In resolutions to increase the share capital by issuing shares for cash, the right of pre-emption may be excluded for up to a maximum of ten per cent of the previously existing capital, provided the issue price corresponds to the market value of the shares and this is confirmed in a report prepared by the firm appointed to audit the accounts.

The Shareholders’ Meeting of May 26, 2003, reiterating, updating and, where necessary, renewing earlier resolutions of the Shareholders’ Meeting and the Board of Directors resolved to increase the share capital by the following divisible amounts:

1.

up to a maximum of Euro 344,941.30 (at June 30, 2004 Euro 207,482.55), by means of the issue of up to a maximum of 627,166 (at June 30, 2004 377,241) ordinary shares with a par value of Euro 0.55 each for the exercise of the “Piano triennale Stock Option 2002-2004” stock options, increase to be implemented by December 15, 2004;

2.

up to a maximum of Euro 7,521,270.90 (at June 30, 2004 Euro 1,514,612.00) by means of the issue of up to a maximum of 13,675,038 (at June 30, 2004 2,753,840) ordinary shares with a par value of Euro 0.55 each for the exercise of the “Piano triennale Stock Option febbraio 2002-dicembre 2004” stock options, increase to be implemented by December 31, 2004;

3.

up to a maximum of Euro 624,936,779.50 (at June 30, 2004 Euro 619,632,548.15), by means of the issue of up to a maximum of 1,136,248,690 (at June 30, 2004 1,126,604,633) ordinary shares with a par value of Euro 0.55 each to be reserved irrevocably and exclusively for the conversion of the “Olivetti 1.5% 2001-2010 convertibile con premio al rimborso” (now Prestito “Telecom Italia 1.5% 2001-2010 convertibile con premio al rimborso”) convertible bonds, on the basis of 0.471553 ordinary shares for each bond presented for conversion.

The Shareholders’ Meeting of May 26, 2003 also resolved to increase the share capital by up to a maximum of Euro 183,386,986.75 (at June 30, 2004 Euro 148,724,530.90), by means of the issue of up to a maximum of 333,430,885 (at June 30, 2004 270,408,238) ordinary shares with a par value of Euro 0.55 each, divided into the following divisible tranches:

1.

a tranche of up to a maximum of Euro 15,379,830.95 (at June 30, 2004 Euro 6,175,594.15) for the exercise of the “Piano di Stock Option 1999” stock options, increase to be implemented by January 31, 2005 by means of the issue of up to a maximum of 27,963,329 (at June 30, 2004 11,228,353) shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 6.79 per option held (i.e. at a price of Euro 2.057033 for each newly-issued share);

2.

a tranche of up to a maximum of Euro 37,398,868.65 (at June 30, 2004 Euro 19,425,568.80) for the exercise of the “Piano di Stock Option 2000” stock options, increase to be implemented by July 30, 2008 by means of the issue of up to a maximum of 67,997,943 (at June 30, 2004 35,319,216) shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 13.815 per option held (i.e. at a price of Euro 4.185259 for each newly-issued share);

3.

a tranche of up to a maximum of Euro 58,916,834.35 (at June 30, 2004 Euro 58,267,454.85) for the exercise of the “Piano di Stock Option 2001” stock options, increase to be implemented by April 30, 2008 by means of the issue of up to a maximum of 107,121,517 (at June 30, 2004 105,940,827) shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 10.488 per option held (i.e. at a price of Euro 3.177343 for each newly-issued share);

4.

a tranche of up to a maximum of Euro 21,422,652.90 (at June 30, 2004 Euro 20,424,129.00) for the exercise of the “Piano di Stock Option Top 2002” stock options, increase to be implemented by February 28, 2010 by means of the issue of up to a maximum of 38,950,278 (at June 30, 2004 37,134,780) shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 9.203 per option held (i.e. at a price of Euro 2.788052 for each newly-issued share);

5.

a tranche of up to a maximum of Euro 50,268,799.90 (at June 30, 2004 Euro 44,431,784.10) for the exercise of the “Piano di Stock Option 2002” stock options, increase to be implemented by March 31, 2008 for the first lot, by March 31, 2009 for the second lot and by March 31, 2010 for the third lot by means of the issue of up to a maximum of 91,397,818 (at June 30, 2004 80,785,062) shares with a par value of Euro 0.55 each, to be subscribed for at a total price for the different options of respectively Euro 9.665, Euro 7.952 and Euro 7.721 per option held (i.e. at a price for the different options of respectively Euro 2.928015 Euro 2.409061 and Euro 2.339080 for each newly-issued share).

For five years starting from May 6, 2004 the Directors may increase the share capital in one or more tranches by up to a maximum total amount of Euro 880,000,000 by means of cash issues of up to a maximum of 1,600,000,000 ordinary shares, all or part of which:

(i)

 to be offered with the right of pre-emption to shareholders and holders of convertible bonds; or

(ii)

to be offered for subscription to employees of Telecom Italia S.p.A. or its subsidiaries, with the exclusion of the right of pre-emption, provided such increase in capital does not exceed 1% of the capital attested at the date of the offering, pursuant to the combined effects of Article 2441, last paragraph, of the Civil Code and Articles 134(2) of Legislative Decree 58/1998.

Resolutions to increase the share capital adopted by the Board of Directors in exercising the powers attributed above shall set the subscription price (including any premium) and a time limit for the subscription of the shares; they may also provide, in the event that the increase approved is not fully subscribed within the time limit established for each issue, for the capital to be increased by an amount equal to the subscriptions received up to such time.

The Board of Directors may issue, in one or more tranches and for up to a maximum of five years from May 6, 2004, convertible bonds up to a maximum amount of Euro 880,000,000.

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      July 29th, 2004

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager